

SLABMAGS

Own A Piece Of The Hobby By Investing In Slabmags

slabmags.com   Ontario, CA   X in ▶ f ⊙

| B2B | Consumer Goods | B2C | Minority Founder | Games |

Highlights

1 No debt and a $800,000 run rate growing 90% YoY.

2 Already established credit line for upcoming and all inventory throughout 2025.

3 Patent has been approved in key markets.

4 Qualified brands can gain extra exposure through our web and print advertising channels.

5 Over 200 Slabmag dealers worldwide with further growth opportunity in-store retail & e-commerce.

6 Have yet to start selling on Amazon and other D2C channels.

7 Growing social media presence with over 19,800+ followers.

8 The most extensive selection of cases in all sizes & colors for the top grading companies.

Our Team



Albert Young Partner

A driven entrepreneur with over 15 years of operations, sales, and management experience, Albert brings a wealth of expertise to revolutionize the sports card industry. He merges a lifelong passion with a proven track record in community building.



Cory Hanson Partner

A seasoned business development professional, educator, and avid Barry Sanders collector, Cory combines his educational background to help introduce the hobby to new collectors, fostering a lifelong appreciation for collecting.



Tim Juang Partner

With two decades of expertise in overseas sourcing, manufacturing, and logistics, Tim, a seasoned business owner and investor, channels his experience to shape new products tailored specifically for The Hobby.



Kevin Tsai Partner

With over 15+ years of ecommerce expertise, Kevin brings a wealth of knowledge in online sales to the team. His objective is to enhance the hobby by introducing groundbreaking, innovative products that redefine the collecting experience.

Diversify Your Hobby Portfolio By Becoming An Owner Of Slabmags

2018 PANINI NAT.TREAS. #146
KOSTAS ANTETOKOUNMPO NM-MT
PATCH AUTOGRAPH 8
51582202
NATIONAL TREASURES
Pikachu
60 HP
I Choose You!
80
This Pikachu brings soul mates together.

Receive Exclusive Perks & Colors As An Investor

Are you eagerly anticipating unique sizes and colors like our Thick PSA White for your valuable RPAs, or our Metallic Gold TAG for your AI graded cards, or perhaps our Standard PSA Yellow for your cherished TCG cards? With just a $100 investment, you can play a pivotal role in accelerating the production of our exclusive Slabmags and, in exchange, become an owner of the company.

Whether you're a modest or substantial investor, we welcome collectors and industry-related partners to participate in our campaign as we provide a variety of benefits for those interested in contributing to our Wefunder campaign. Join us in shaping the future of the hobby. Together, we can accelerate innovation within the hobby, united as one.

Disclaimer: (All Limited Edition Perks To Be Delivered 60 Days After Official Close of Wefunder). (We do not accept reservations from non-qualified brands, including those with similar product lines).


INVESTOR PERKS
$250+
25% Off Retail Website Discount Code (2x Use)
+ (2) Additional Wefunder Exclusive Slabmags
$500+
25% Off Retail Website Discount Code (3x Use)
+ (5) Additional Wefunder Exclusive Slabmags
$1,000+
30% Off Retail Website Discount Code (2x Use)
+ (8) Additional Wefunder Exclusive Slabmags
$2,500+
30% Off Retail Website Discount Code (3x Use)
+ (20) Additional Wefunder Exclusive Slabmags
$5,000+
Everything in $2,500 perks + (3) Comic Book Slabmags
+ Gold Tier Dealer Account
$10,000+
Everything in $5,000 perks + Your Company Brand Will
Be Featured On Our Website For 2024
$15,000+
Everything in $10,000 perks + Your Company Brand Will
Be In Our Print Packaging For 2024
$25,000+
Everything in $15,000 perks + Develop A Custom Color
Co-Branded Slabmag For Your Brand

Let's All Grow With The Industry

The collectible trading card market has been rapidly growing, with global markets for sports and non-sports trading cards increasing significantly in value over the past decade. In 2021, the sports trading card marketplace alone was valued at over $12.9 billion. This trend is expected to continue, driven by the expansion plans of entities like

billion. This trend is expected to continue, driven by the expansion plans of entities like Fanatics and other major corporations seeking to capitalize on this market.



SPORTS TRADING CARDS MARKET GROWTH
Market Summary CAGR 13%
49,373.20
12,927.30
2021
2032
Sports Trading Cards Market size is expected to reach USD 49.3+ Billions by 2032.
Source: www.marketdecipher.com
Sales: query@marketdecipher.com

forward looking projections not guaranteed

The surge in trading cards and the growing demand for authentication have created significant opportunities for grading companies like PSA, SGC, CGC, and Beckett to flourish in recent years. In the past year, more than 15 million trading cards were authenticated and graded. According to grading trend data tracked by Gemrate, the four major grading companies, PSA, SGC, CGC, and Beckett, have consistently witnessed month-over-month increases in the number of graded items, with over 1,000,000 sports trading cards being graded each month. On average, that's more than 37,000 cards graded per day!



ITEMS GRADED
By Month Since Mar 2021
1400000
1200000
1000000
800000
600000
400000



These graded cards include sports cards such as baseball, football, and basketball, as well as trading card games like Pokémon and Magic: The Gathering. The millions of graded cards are encased in what's known as a "slab" - a protective encasement of the card and the assigned card grade by the grading company.



Slabbed cards hold both monetary and sentimental value for owners seeking long-term preservation and do not want to see their Slabs damaged. The costs and risks associated with repairing a damaged slab has led to an opportunity for Slabmags and our protective cases. With the rising number of valuable slabs, the demand for a practical and stylish protection solution is increasing month over month.





Introducing Slabmags. We sought to fill a void in the market and provide a premium, versatile and stylish slab protective solution for graded cards.

Slabs
PSA, BGS, SGC, CGC
Packs
Vintage
Modern
Non-Graded
35pt
130pt
SAFETY LOCK
SCRATCH RESISTANT TEMPERED GLASS
UV PROTECTION
VERSATILE
VARIOUS COLORS
STACKABLE
Premium Slab Protection
www.slabmags.com

The origin story of Slabmags dates back to the 90s when a few friends started their collection of sports cards. When Covid happened, we had a chance to dig through our

old childhood card collections and reignite our passion and love for collecting cards. At the time, we wanted to buy protective cases for slabs but found that the market was limited to lower-quality cases that didn't quite fit our needs.

With the help of our co-founder Tim, who has 20 years of experience in overseas manufacturing and domestic fulfillment, we decided to develop our own premium cases that would be everything we wanted in slab protection. The resulting prototype was a slab case product with an aluminum alloy frame, crack-resistant tempered glass, full UV protection, and a built-in safety lock. With Tim's expertise, we were able to go from concept to a production run of Slabmags within 6 months.



Slabmags offers comprehensive protection without compromise, allowing you to showcase your collection securely. With complete UV protection to preserve the vibrancy of your cherished autographs and cards, as well as aluminum alloy frames available in a range of colors and finishes, you can uniquely customize your display to match your preferred sports teams, Pokémon, TCG, Marvel characters, and beyond.

We provide one of the most versatile premium case products that can protect slabs, non-graded cards, and wax packs. Our modular design can accommodate a wide range of cards, not limited to only slabs.


CGC UNIVERSAL GRADE
SIXERS
MICHAEL CARTER-WILLIAMS
BRIAN SCALABRINE
1997 BOWMAN'S BEST
DEREK JETER
AUTOGRAPH
DEREK JETER

Slabmags has been recognized as a premium product throughout the Sports Card & TCG Community.


SLABMAGS
1,392 posts
19.8K followers
7,037 following
Slabmags
slabmags
Entrepreneur
Premium Slab Protection - Built In UV Protection
wefunder.com/slabmags
121K accounts reached in the last 30 days. View insights

We consistently receive excellent feedback from our community, ranging from casual to high-end collectors. Their support has fueled our rapid organic growth, leading to over 19,800 followers on Instagram. Our growth is driven by our customers' desire to color-match their favorite sports, TCG, or pop culture trading cards while also providing them with extra UV protection.



Our comprehensive range of SKUs, available in various sizes and thicknesses to accommodate leading grading companies, provides us with a distinct advantage that sets us apart from our competitors. This strategic advantage has not only expanded our market presence but has also fueled significant growth within the collector community.

The collector community leverages Slabmags as a valuable tool to enhance their showcases when setting up at card shows. They often highlight how Slabmags not only spotlight their most valuable cards in a sea of options but also help expedite the sale of specific cards.





For example, we were honored to have the opportunity to display the 1914 Baltimore News card at the Babe Ruth Birthplace and Museum. The 1914 Baltimore News Babe Ruth Rookie Card is considered one of the world's rarest and most revered baseball cards, with only 10 copies in existence. This exact copy recently came up for auction and sold for a record $7.2 million dollars on 12/3/2023.



Our sales have grown organically through social channels, wholesale, and trade shows, thus what's

Next?

We owe much of our success to our individual hobby shops, dealers, and distributors who have assisted us in distributing Slabmags worldwide, helping us gain exposure to tens of thousands of loyal customers. Establishing direct partnerships with numerous dealers reduces our risks and grants us long-term autonomy as we continue to scale the business.

Over the years, we've partnered with over 200+ local dealers and hobby shops (many of which are Slabmags investors), distributing our product at major trading card shows globally, providing insights into our performance, and shaping our business direction.



As part of our growth strategy, we plan to allocate additional resources to support our B2B wholesale partnerships. This involves providing our dealers/distributors/hobby shops with more marketing tools, drop shipping capabilities, and new products to foster their success and growth within the Slabmags brand. None of the capital raised from the fundraiser will be used towards the purchasing of Slabmags inventory as we have

already secured all of the 2024-25 inventory, which is already in production.


SLABMAGS
Premium Slab Protection
FOLLOW US
ON SOCIAL MEDIA
SLABMAGS
Premium Slab Protection
SLABS
PACKS
NON
GRADED
SLABMAGS
Premium Slab Protection

We also plan to allocate a portion of this Wefunder investment to increase our direct-to-consumer (D2C) sales efforts, as that is a segment of our business we have yet to focus on. To prepare for this, we recently enhanced our website and backend systems to optimize functionality and SEO, resulting in increased B2C sales and web traffic.

As we scale inventory this year, we also plan on increasing our D2C advertising efforts, collaborating with social media influencers to create more engaging marketing campaigns focused on giveaways for adults and children within the hobby. Additionally, we see a significant opportunity to grow our e-commerce sales through platforms like Facebook, Instagram, TikTok, and Google ads.

We are also putting in the effort to improve the way we present our products on major sales channels such as eBay and Amazon.

With these efforts, we anticipate continued increase in our sales volume, thus we've taken steps to refine our Standard Operating Procedures (SOP). This is important to us because it ensures that we can maintain a consistently high level of customer service

because it ensures that we can maintain a consistently high level of customer service, especially as we aim to take our business to the next level. It's our way of showing our commitment to providing a great experience for all of our customers, no matter how much we grow.

Our loyal community of Collectors & Card Artists is spearheading the future of Slabmags.

The support and positive feedback we've received from the card collector community have been incredible. This valuable input has enabled us to expand and enhance our product line, creating a direct feedback loop that drives our growth.

We're currently developing exclusive color variations and limited releases to amplify excitement around our products. These special releases will entail collaborations with content creators, card artists, grading companies, and auction houses, and will be available only during specific seasons or periods. Once released, these unique colorways will not be reproduced for quite some time, fostering scarcity and nurturing a vibrant secondary market around our cases.



Furthermore, as the direct manufacturer, another component of our business that we plan to focus on in 2024 is our OEM capabilities. Currently, we are in the prototyping stage for producing slabs and accessories for grading companies, actively bidding to become

their OEM manufacturer.

As an example of our OEM capabilities, we've recently collaborated with an early-stage company called Rizzmag. They sought our assistance in the development and manufacturing of a line of colored cardholders, with plans for a large-scale release later this year. Thanks to our newly formed partnership, Rizzmag will have the opportunity to leverage our sales channels and dealer network, avoiding the need to create their distribution network from scratch. This partnership allows for rapid market penetration and distribution of their products.


ゼニガメ
60
あわ
10
ガオガエン
160
ストロングエール
かえんほうしゃ
90
ニャース
60
ねこびより
しっぽではたく
30

As Slabmags grows over time, we hope to continue working with other partners within the hobby to assist them in backend manufacturing, which is the strength of our business, so our partners can focus their time and energy on the consumer-facing end of their business.

Premium protective cases for Comic Books & Funko Pop.

One of our exciting new products that our community has been requesting is a protector

for graded and non-graded comics. This "Slabmag" for comics would be the first of its kind and would offer all the same amazing protective features as our Slabmags for trading cards, but for comics. We're excited to offer this new product in Q2 2024, along with a suite of other hobby-related accessories in different verticals such as Funko Pop, Toys, and Games, all with our signature Slabmags style.




PRINCESS LEIA™ (VALENTINE)
BOBBLEHEAD / FIGURINE À TÊTE OSCILLANTE
FIGURA CON CABEZA OSCILANTE
WARNING: CHOKING HAZARD
ATTENTION: DANGER D'ÉTOUFFEMENT
ADVERTENCIA: PELIGRO DE ASFIXIA

We are offering an opportunity for our early supporters and Slabmags community to be a part of our growth.

What truly distinguishes Slabmags is our dedicated customer community, which encompasses collectors from all over the world with some of the greatest collections. Their feedback will be instrumental in shaping the future of Slabmags, influencing the new products we introduce and our approach towards marketing these new products. As our brand, community, and website traffic continue to grow, it will further create barriers against potential competitors, unlock potential partnerships and advertising avenues with brands seeking exposure to our amazing customer base.

We are a debt-free startup with minimal fundraising to achieve a $800,000 run rate. This will represent a more than 90% increase in sales year-over-year, primarily driven by organic growth.

We believe that by opening our doors to the passionate Slabmags community, we can accelerate our growth, further align our interests, and develop additional premium products through the feedback loop of our investor community. Our wish is to have the early supporters of our community, who have helped us quickly grow to this point, also become shareholders of Slabmags and participate in the continued success.

Slabmags is just getting started, and we aim to become the premier company for protection and accessories for all types of collectibles, not just sports cards 🚀

Have more questions? Please feel free to leave them in the "Ask Questions" section or email us at partnerships@slabmags.com.

Disclaimer: All Wefunder perks will be deployed to customers when the Wefunder officially closes and the company receives the investment capital. Some perks may be

delivered immediately after the Wefunder closes, and some may be delivered within a timeframe of 30 to 90 days. In addition, before reserving with us on Wefunder, please confirm that you meet our brand's qualification criteria. We do not accept reservations from non-qualified brands, including those with similar product lines.


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Disclaimer:
Before reserving with us on Wefunder, please confirm that you meet our brand's qualification criteria. We do not accept reservations from non-qualified brands, including those with similar product lines.